# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001104659-24-042096
Filed by CIK 0001628098
Persons authorized to receive notices and communications: Ommer Chohan, Atlas Venture, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund X, L.P. (CIK 0001628098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 864,261; sole dispositive power 0; shared dispositive power 864,261; aggregate amount beneficially owned 864,261 (3.6% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P. (CIK 0001742766): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 864,261; sole dispositive power 0; shared dispositive power 864,261; aggregate amount beneficially owned 864,261 (3.6% of the class)
- Atlas Venture Associates X, LLC (CIK 0001742765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 864,261; sole dispositive power 0; shared dispositive power 864,261; aggregate amount beneficially owned 864,261 (3.6% of the class)
- Atlas Venture Opportunity Fund I, L.P. (CIK 0001759241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 503,296; sole dispositive power 0; shared dispositive power 503,296; aggregate amount beneficially owned 503,296 (2.1% of the class)
- Atlas Venture Associates Opportunity I, L.P. (CIK 0001780065): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 503,296; sole dispositive power 0; shared dispositive power 503,296; aggregate amount beneficially owned 503,296 (2.1% of the class)
- Atlas Venture Associates Opportunity I, LLC (CIK 0001780066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 503,296; sole dispositive power 0; shared dispositive power 503,296; aggregate amount beneficially owned 503,296 (2.1% of the class)
- Atlas Venture Opportunity Fund II, L.P. (CIK 0001885327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 724,549; sole dispositive power 0; shared dispositive power 724,549; aggregate amount beneficially owned 724,549 (3.1% of the class)
- Atlas Venture Associates Opportunity II, L.P. (CIK 0001935814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 724,549; sole dispositive power 0; shared dispositive power 724,549; aggregate amount beneficially owned 724,549 (3.1% of the class)
- Atlas Venture Associates Opportunity II, LLC (CIK 0001935810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 724,549; sole dispositive power 0; shared dispositive power 724,549; aggregate amount beneficially owned 724,549 (3.1% of the class)
- Atlas Venture Opportunity Fund Ill, L.P. (CIK 0002078188): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (2.6% of the class)
- Atlas Venture Associates Opportunity III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (2.6% of the class)
- Atlas Venture Associates Opportunity III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Q32 Bio Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2024 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: This Amendment 1 is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership ("Atlas X"), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership ("AVA X LP"), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company ("AVA X LLC" and together with Atlas X and AVA X LP, the "Fund X Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVOF"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO LP"), (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO LLC" and together with AVOF and AVAO LP, the "Opportunity Fund Reporting Persons"), (vii) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership ("AVOF II"), (viii) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership ("AVAO II LP"), (ix) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company ("AVAO II LLC" and together with AVOF II and AVAO II LP, the "Opportunity Fund II Reporting Persons"), (x) Atlas Venture Opportunity Fund III, L.P., a Delaware limited partnership ("AVOF III"), (xi) Atlas Venture Associates Opportunity III, L.P., a Delaware limited partnership ("AVAO III LP") and (xii) Atlas Venture Associates Opportunity III, LLC, a Delaware limited liability company ("AVAO III LLC" and together with AVOF III and AVAO III LP, the "Opportunity Fund III Reporting Persons" and together with the Fund X Reporting Persons, the Opportunity Fund Reporting Persons and the Opportunity Fund II Reporting Persons, the "Reporting Persons").
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.
Present principal occupation or employment: The principal business of each of the Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Atlas X, AVA X LP, AVOF, AVAO LP, AVOF II, AVAO II LP, AVOF III and AVAO III LP is a Delaware limited partnership. Each of AVA X LLC, AVAO LLC, AVAO II LLC and AVAO III LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2026, the Issuer entered into a securities purchase agreement with a number of institutional investors (the "2026 PIPE Investors"), including AVOF III, pursuant to which the Issuer agreed to issue and sell shares of common stock and pre-funded warrants in a private placement (the "2026 PIPE"). AVOF III purchased 625,000 shares of common stock of the Issuer at a purchase price of $8.00 per share in the 2026 PIPE. The 2026 PIPE closed on May 28, 2026. The aggregate purchase price for the shares acquired by AVOF III in the 2026 PIPE was $5 million, which was funded from capital contributions by AVOF III's general and limited partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas X is the record owner of 864,261 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, AVOF is the record owner of 503,296 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

As of the date hereof, AVOF II is the record owner of 724,549 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.

As of the date hereof, AVOF III is the record owner of 625,000 shares of Common Stock. AVAO III LP is the general partner of AVOF III and AVAO III LLC is the general partner of AVAO III LP. Each of AVOF III, AVAO III LP and AVAO III LLC may be deemed to beneficially own the shares held by AVOF III.

Each of the Fund X Reporting Persons, the Opportunity Fund Reporting Persons, the Opportunity Fund II Reporting Persons and the Opportunity Fund III Reporting Persons may be deemed to beneficially own 3.6%, 2.1%, 3.1% and 2.6%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 23,681,415 shares of Common Stock outstanding as of May 28, 2026, which is the sum of 16,956,415 shares of Common Stock outstanding as of May 26, 2026 and 6,725,000 shares of Common Stock sold in the 2026 PIPE, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2026.

Collectively, the Reporting Persons beneficially own an aggregate of 2,717,106 shares of Common Stock, which represents an estimated 11.5% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons, the Opportunity Fund Reporting Persons, the Opportunity Fund II Reporting Persons and the Opportunity Fund III Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over 864,261 shares held by Atlas X.

Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over 503,296 shares held by AVOF.

Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over 724,549 shares held by AVOF II.

Each of AVOF III, AVAO III LP and AVAO III LLC has shared voting and dispositive power over 625,000 shares held by AVOF III.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Registration Rights Agreement

In connection with the 2026 PIPE, the Issuer entered into a registration rights agreement with each of the 2026 PIPE Investors (the "Registration Rights Agreement"), pursuant to which the Issuer is required to prepare and file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act, covering the resale of the shares and shares issuable upon exercise of pre-funded warrants issued in the 2026 PIPE. The Issuer is required to file the Registration Statement with the SEC within 50 days of the closing date of the 2026 PIPE and is required to have the Registration Statement declared effective by the SEC in accordance with the terms of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as an exhibit to this Amendment No. 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on May 27, 2026).

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, L.P., its general partner, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, CFO (05/28/2026)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, L.P., its GP, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Opportunity Fund Ill, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity III, L.P., its GP, By: Atlas Venture Associates Opportunity III, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity III, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity III, LLC, its GP, By: Ommer Chohan, CFO (05/28/2026)
- Atlas Venture Associates Opportunity III, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (05/28/2026)